UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K
                 ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

|X|      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

                      For the year ended December 31, 1998

                                       OR
|_|      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                         Commission File Number: 0-25544

                                 ---------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Miravant Medical Technologies
                336 Bollay Drive, Santa Barbara, California 93117

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Miravant Medical Technologies as Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                    Miravant   Medical   Technologies    401(k)-Employee   Stock
                    Ownership Plan

                    By: /s/ John M. Philpott
                    -------------------------
                            John M.  Philpott
                            Chief  Financial Officer

Dated:   July 14, 1999




       Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan




Financial Statements:
   Report of Independent Auditors..................................................................................3
   Statements of Net Assets Available for Benefits as of December 31, 1998 and 1997................................4
   Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1998..................5
   Notes to Financial Statements...................................................................................6

Supplemental Schedules:
   Item 27 (a) - Schedule of Assets Held for Investment Purposes..................................................10
   Item 27 (d) - Schedule of Reportable Transactions..............................................................11




                         Report of Independent Auditors


Plan Administrator
Miravant Medical Technologies
  401(k)-Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan as of December 31, 1998 and 1997 and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                     /s/ ERNST & YOUNG LLP
                                                     ---------------------
                                                         ERNST & YOUNG LLP

Woodland Hills, CA
July 9, 1999




                          Miravant Medical Technologies
                      401(k)-Employee Stock Ownership Plan
                 Statements of Net Assets Available for Benefits



                                                                                            December 31,

                                                                                    1998                  1997
                                                                                    ----                  ----
Assets:
   Employer contribution receivable..........................................      $  23,500             $   6,880
   Participant contribution receivable.......................................          3,660                 2,130
Investments, At Fair Value:
   Short-term investments....................................................          1,450                 1,870
   Miravant Medical Technologies common stock at fair value (at a cost of $111,560 and $32,670 for the years ended December 31,
      1998 and 1997, respectively)...........................................         71,840                28,840
                                                                           ------------------    ------------------
Total assets.................................................................        100,450                39,720

Liabilities:
   Unsettled trade...........................................................          1,360                 1,930
                                                                           ------------------    ------------------
Total liabilities............................................................          1,360                 1,930

Net assets available for benefits............................................      $  99,090             $  37,790
                                                                           ==================    ==================











See accompanying notes.



                          Miravant Medical Technologies
                      401(k)-Employee Stock Ownership Plan
            Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 1998



Additions to net assets attributed to:
  Participant contributions.....................................................          $  70,470
  Employer matching contributions...............................................             35,060
  Investment income(loss):
    Interest income.............................................................                 30
    Net realized and unrealized depreciation in fair value of investments.......            (37,510)
                                                                                      ------------------

Total additions.................................................................             68,050

Deductions to net assets attributed to:
   Benefit payments to participants.............................................              6,630
   Administrative expenses......................................................                120
                                                                                      ------------------
Total deductions................................................................              6,750

Net increase....................................................................             61,300

Net assets available for benefits:
   Beginning of the year........................................................             37,790
                                                                                      ------------------

   End of the year..............................................................          $  99,090
                                                                                      ==================







See accompanying notes.




       Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan
                          Notes to Financial Statements
                                December 31, 1998

1.   Plan Description

     The Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan (the "Plan") was established to assist eligible employees of Miravant Medical Technologies (the "Company") to acquire and accumulate shares of common stock of the Company through payroll deductions. The following plan description provides only summary information; reference should be made to the Plan document for more complete information.

     Substantially all employees of the Company having at least three months of employment with the Company (as defined in the Plan document) are eligible to participate in the Plan. The Plan provides that participants may elect to contribute from 1% to 6% of their compensation up to the maximum limits permitted by the Internal Revenue Code (the "Code"). The Code also places limits on the total amount which can be added to any employee's accounts for a given year which apply in aggregate to all retirement plans sponsored by the Company.

     Under the provisions of the Plan, participant contributions are invested by the trustee in the Company's common stock no later than the close of the third business day following the receipt of the participants' contributions from the Company. Upon receipt of the participant contributions, but prior to the investment in the Company's common stock, the funds are temporarily invested by the trustee in short-term investments or U.S. Treasury obligations.

     Participants in the Plan become eligible for a discretionary Company matching contribution immediately upon enrolling in the Plan. All matching contributions are invested in the Company's common stock and the matching contribution percentage for each plan year is determined by the Company's Board of Directors prior to the start of the Plan year. The Company's matching contributions are made on a quarterly basis, and may be in the form of cash, shares of the Company's common stock, any other assets or any combination thereof. The employer's matching contribution in the form of common stock is determined by using the closing market price on the last business day of each quarter. Matching cash contributions are invested by the trustee in the Company's common stock within three business days of receipt of the cash contribution. For the year ended December 31, 1998 the Board of Directors directed the Company to contribute half of the amounts contributed by the participants. The amounts contributed by the Company during 1998 were made in the form of the Company's common stock and cash.

     Participants become fully vested in the portion of the Company's matching contributions allocated to their accounts if they are employed by the Company immediately prior to the following: a) retirement (on or after the age of 59 1/2), b) permanent disability, c) death, or d) after a designated time period according to the following vesting schedule:

               Years of Service                   Vested Percentage
               ----------------                   -----------------

               Less than two years                      0%
               Two years                               10%
               Three  years                            30%
               Four  years                             60%
               Five or more years                     100%

     If a participant leaves the Company prior to retirement, the portion of his or her matching account which is not vested will be forfeited. Forfeitures are divided among the accounts of the remaining participants in accordance with specific conditions defined in the Plan. The Plan also contains a rehire provision whereby if a participant leaves the Company and is rehired before being separated from service for five years, the forfeited portion of the participants account will be restored. The forfeitures reallocated for the year ended December 31, 1998 were $3,702.

     Common stock, plus cash for any partial share credited to a participant's account, will be generally distributed to the participant (or the participant's designated beneficiary or estate) in full, within certain limitations and restrictions as provided by the Plan document, no later than 60 days after the end of the Plan year during which a participant becomes eligible for a distribution due to permanent disability, death, retirement or termination of employment. Prior to termination of employment, shares can be distributed to a participant upon attaining age 59 1/2 while still an employee or for emergencies at the discretion of the Stock Purchase Plan Committee, as provided in the Plan document.

     The Plan's assets, which consist principally of the Company's common stock, are held in safekeeping for custodial purposes by an independent trustee. Contributions are managed by the trustee, which invests cash received and interest, and makes distributions to participants. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

     The Company currently expects to continue the Plan indefinitely and to continue to make contributions under the Plan. However, there is no contractual commitment requiring the Company to continue to make these contributions to the Plan. The Company's Board of Directors has the right to alter or terminate the Plan at any time and for any reason, subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The accompanying financial statements are prepared on the accrual basis of accounting.

     Estimates and Assumptions

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates and such differences may be material to the financial statements.

     Participant Contributions

     Contributions are recorded when the Company makes payroll deductions from the Plan participants.

     Participant Withdrawals

     Participant withdrawals and payments made to terminated participants are recorded on the date distributions are made.

     Stock Purchases

     Stock purchases are made by the Plan's Trustee by the close of the third business day following receipt of the participant contributions from the Company.

     Investment Valuation

     The Plan's investments are stated at fair value. The closing market share price as of December 31 is used to value shares of the Company's common stock.

     Plan Expenses

     Substantially all of the plan expenses are paid for by the Company.

3.   Income Tax Status

     The Plan has applied for but has not yet received a determination letter from the Internal Revenue Service stating that the Plan is qualified under
     Section 401(a) of the Code. However, the Plan Administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

4.   Administrative Expenses

     Certain administrative functions are performed by officers or employees of the Company. No officers or employees receive compensation from the Plan. Substantially all expenses associated with establishment, operation and administration of the Plan are paid by the Company.

5.   Party-In-Interest Transactions

     The Company and the trustee are parties-in-interest with respect to the Plan under the provisions of ERISA. The records of the Plan indicate no party-in-interest transactions which are prohibited by ERISA Section 406 and for which no statutory or administrative exemption exists.

6.   Differences Between Financial Statements and Form 5500

     Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid. As such, Net Assets Available for Benefits of the financial statements differ from Net Assets Available for Benefits per the Form 5500 by $4,170 due to the amounts allocated to withdrawn participants. There were no such differences at December 31, 1997. In addition, benefits paid per the financial statements differ from benefits paid per the Form 5500 by $4,170 due to the amounts allocated to withdrawn participants.

7.   Year 2000 Issue (Unaudited)

     The record keeping and trustee function of the Plan are performed by a third-party service provider. In addition, the Company's payroll function which supplies data in support of these functions is also performed by a third-party service provider. These service providers have been actively addressing the impact of the Year 2000 issue on their ability to continue to provide their services to the Plan and are implementing any corrective actions necessary to insure that their systems will function properly with respect to dates in the Year 2000, and, thereafter. The Company does not believe, based on indications from these third-party service providers, that the Year 2000 issue will pose significant operational or record keeping problems for the Plan.



       Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan
          Item 27(a) - Schedule of Assets Held for Investment Purposes*
                                December 31, 1998


                                                                                                      Current
            Identity of Issue              Description of Asset                      Cost              Value
------------------------------------------ ------------------------------------ ---------------- -----------------
     Miravant Medical Technologies**       Common Stock (5,580 shares)              $ 111,560         $  71,840




* Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan's fiscal year or acquired at any time during the Plan's fiscal year and disposed of at any time before the last day of the Plan's fiscal year, with certain exceptions.

**   Party-In-Interest



       Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan
                 Item 27(d)-Schedule of Reportable Transactions*
                          Year Ended December 31, 1998


                                                                                              Current Value of
   Identity of Party                                    Purchase     Selling      Cost of          Asset on      Net Gain/(Loss)
       Involved             Description of Assets         Price        Price       Asset      Transaction Date
------------------------ ---------------------------- -------------- ----------- ----------- ------------------ --------------
   Miravant Medical
    Technologies**       Common Stock
                         (Purchased 4,971 shares)           $80,660          --    $ 80,660            $80,660           --
                         (Sold 60 shares)                        --     $ 2,730     $ 4,350            $ 2,730      ($ 1,620)

     Sanwa Bank**        Short-term investments
                                                           $ 79,890          --    $ 79,890           $ 79,890           --
                                                                 --    $ 80,310    $ 80,310           $ 80,310           --




* Transactions in excess of five percent of the current value of the Plan's assets as of January 1, 1998 as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

**   Party-In-Interest



                                INDEX TO EXHIBITS

Exhibit                                                  Incorporating Reference
Number                Description                              (If Applicable)

23.1                  Consent of Independent Auditors








                                  EXHIBIT 23.1
                         CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-34953) pertaining to the Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan of our report dated July 9, 1999, with respect to the financial statements and schedules of the Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998.


                           /s/  ERNST & YOUNG LLP
                           ----------------------
                                ERNST & YOUNG LLP



Woodland Hills, California
July 13, 1999